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                                               Filed pursuant to Rule 424(b)(1)
                                               Registration Number 333-43686



                            [AMERICAN SPECTRUM LOGO]




                                                                  August 8, 2001

Dear Unitholder:

     The general partners of your fund are seeking your approval of your fund's participation in a consolidation with American Spectrum Realty, Inc. Your fund is one of eight Nooney and Sierra funds that will merge with American Spectrum as part of the consolidation.

     The general partners believe that the consolidation will provide you with the following benefits:


     - Liquidity. The consolidation may provide you with increased liquidity. The market for the units that you own is very limited. American Spectrum shares will be listed on the American Stock Exchange, and therefore publicly valued and traded. You may have the ability to find more buyers for your American Spectrum shares and the price you receive is more likely to be the market price.

     - Growth Potential. Unlike your fund, American Spectrum plans to make additional investments and obtain additional financing. As a result, American Spectrum provides the potential for increases in the value of your American Spectrum shares and increased distributions to you as an American Spectrum stockholder.

     - Regular Cash Distributions. American Spectrum expects to make regular cash distributions to its shareholders. American Spectrum believes that these distributions will increase over time as a result of future acquisitions and increased cash flow from current properties.

     - Increased Risk Diversification. American Spectrum will own a larger number of properties and have a broader group of property types, tenants and geographic locations than your fund. This increased diversification will reduce the dependence of your investment upon the performance of a particular property.

     - Greater Access to Capital. American Spectrum will have publicly-traded equity securities, greater assets and a larger equity value than any of the funds individually. As a result, American Spectrum expects to have greater access to debt and equity financing to fund its operations and make acquisitions.

     - Experienced Management Aligned with Shareholders' Interests. American Spectrum's senior management team has decades of real estate investment and management experience. William J. Carden, American Spectrum's Chief Executive Officer, will own approximately 10% of American Spectrum shares, including shares issuable in exchange for limited partnership interests in American Spectrum's operating partnership. Other senior managers will also participate in stock incentive plans. As a result, senior management and shareholders will share common goals with respect to their investment in American Spectrum.

     In evaluating the proposed consolidation, your general partners strongly encourage you to carefully review the enclosed consent solicitation statement and accompanying supplement. The proposed consolidation has risks and benefits which are described more fully in the enclosed consent solicitation statement and supplement. As described in the enclosed materials, your general partners have some economic interests in the proposed consolidation.

     The general partners of your partnership, encourage you to vote "Yes" in favor of the proposed consolidation.




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RISK FACTORS

     There are risks involved in the consolidation. These include the following:

     - Because there has not been a public market for the units in your fund, upon their exchange for American Spectrum shares, your investment will be subject to market risk and the trading price of the American Spectrum shares may fluctuate significantly.

     - American Spectrum has arbitrarily selected a value of $15 for purposes of allocating the American Spectrum shares among the funds, the CGS privately held entities, and the CGS Management Company in the consolidation. Once listed on the American Stock Exchange or another national securities exchange, the American Spectrum shares are likely to trade below $15.00.

     - Because there has not been a public market for the units in your fund, upon their exchange for American Spectrum shares, your investment will be subject to market risk and the trading price of the American Spectrum shares may fluctuate significantly.

     - American Spectrum has arbitrarily selected $15 as the value of each American Spectrum share for purposes of allocating the American Spectrum shares among the funds, CGS and the majority- owned affiliates, including the CGS Management Company, and CGS's other affiliates in the consolidation. Once listed on the American Stock Exchange or another national securities exchange, the American Spectrum shares are likely to trade below $15.00.

     - Future market conditions for REIT stocks could affect the market price of American Spectrum shares.

     - The consolidation of your fund into American Spectrum involves a fundamental change in the nature of your investment. These changes include the following:

          - If your fund approves the consolidation, you will no longer hold an interest in a fund that has a fixed portfolio of properties.

          - The funds are required to distribute the proceeds of any property sales. American Spectrum intends to reinvest the proceeds of any future sales of its properties.

          - American Spectrum plans to raise additional funds through equity or debt financings to make future acquisitions of properties. from those in which your fund invests.

     - CGS and the majority-owned affiliates have incurred losses in the past. Additionally, American Spectrum incurred losses on a pro forma basis. American Spectrum cannot assure you that it will become profitable.

     - The accountants' report on CGS and the majority-owned affiliates includes a going concern explanatory note due, in part, to its defaults on outstanding indebtedness. We will need to restructure or refinance debt to meet these and other obligations following consummation of the consolidation.

     - American Spectrum intends to continue CGS's strategy of investing in properties that it believes are undervalued. Its success will depend on future events that increase the value of the properties. As a result, this strategy has greater risks than investing in properties with proven cash flows.

     - American Spectrum will have more indebtedness and greater leverage than the funds.


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     -    Stanger's fairness opinion only addressed the allocation of the shares

          - between the funds as a group and CGS and the majority-owned affiliates, including the CGS Management Company, and CGS's other affiliates, and

          -    among the funds.

          The fairness opinion did not address the market value of the American Spectrum shares or notes you receive or the fairness of all combinations of funds.

     - American Spectrum does not intend to qualify as a REIT until 2003 and is not required to qualify as a REIT. If American Spectrum does not qualify as a REIT, it will be subject to a corporate income tax, which could decrease cash available for distribution.

     - All of the funds other than Nooney Real Property Investors-Two, L.P. intend to report the consolidation on the basis that no gain is recognized. American Spectrum cannot assure you that the IRS will not challenge this treatment of the transaction. If the IRS asserts a challenge, it may prevail. If the IRS prevails, your fund will recognize gain, you will be allocated your share of the gain and you will not receive cash with which to pay the liability.

     - Nooney Real Property Investors-Two, L.P. will recognize gain for tax purposes equal to the amount by which the liabilities assumed in the consolidation exceed the bases of the assets transferred. Limited partners in this fund will be allocated their share of the gain. In addition, limited partners in this fund may have the additional tax liability referred to in the preceding paragraph if the IRS challenges the tax treatment of the consolidation.

     - The general partners and their affiliates will receive benefits and may also have conflicts of interest as a result of the consolidation. These benefits include the fact that the general partners and their affiliates will receive approximately 1,536,000 American Spectrum shares or limited partnership interests exchangeable for American Spectrum shares in exchange for their interests in CGS and the majority-owned affiliates and CGS's other affiliates and their interests as limited partners in the funds.

BACKGROUND

     The Nooney and Sierra funds are eight public limited partnerships which own 18 office, office/warehouse and apartment properties. The general partners of these funds are affiliates of CGS Real Estate Company, Inc. Affiliates of CGS also manage the funds. In addition, privately held entities affiliated with CGS own 16 office, office/warehouse, apartment and shopping center properties and one parcel of vacant land. Through the consolidation, American Spectrum will combine the properties of the Nooney and Sierra funds and CGS and the majority-owned affiliates and CGS's other affiliates. Limited partners in the funds will receive American Spectrum shares in the consolidation. The American Spectrum shares will be listed on the American Stock Exchange or another national securities exchange.

     American Spectrum will be a full-service real estate corporation. American Spectrum's primary business will be the ownership of office, office/warehouse, apartment and shopping center properties. American Spectrum plans to expand its business by acquiring additional properties. American Spectrum will focus primarily on office, office/warehouse and apartment properties located in the midwestern and western United States. If all of the funds approve the consolidation, American Spectrum will own 34 properties.



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     American Spectrum intends to qualify as a real estate investment trust and elect to be treated as a real estate investment trust or REIT effective beginning in its 2003 fiscal year. In general, a REIT is a company that owns or provides financing for real estate and pays annual distributions to investors of at least 90% of its taxable income. A REIT typically is not subject to federal income taxation on its net income, provided applicable income tax requirements are satisfied. This tax treatment substantially eliminates the "double taxation" that generally results from investments in a corporation.

OPPORTUNITY FOR LIQUIDITY AND GROWTH

     By combining the properties of the funds and CGS and the majority-owned affiliates and CGS's other affiliates, American Spectrum will create growth opportunities. The opportunity for growth will result from both the potential to increase cash flow from existing properties, as well as the acquisition of new properties. American Spectrum's size and publicly traded securities will provide greater access to debt and equity markets. American Spectrum believes that this will allow it to raise additional capital for future acquisitions. American Spectrum believes that over time, this will both increase distributions to limited partners and the value of American Spectrum shares. American Spectrum believes that over time the value of the American Spectrum shares issued to limited partners in the consolidation will exceed the amount you would receive if the fund was liquidated.

     In addition, the listing of American Spectrum shares on the American Stock Exchange will provide limited partners with greater liquidity.

QUESTIONS AND ANSWERS

Q:       What is the proposed consolidation that I am being asked to vote upon?

         A: You are being requested to approve the consolidation transaction in which your fund will merge with American Spectrum. Your fund is one of eight funds that will merge with American Spectrum as part of the consolidation. As part of the consolidation, American Spectrum will also consolidate with CGS and the majority owned affiliate and CGS's other affiliates. These are privately held entities owned or controlled by CGS Real Estate Company, Inc. Through the consolidation, American Spectrum intends to combine the properties of the funds and the CGS privately held entities . If the consolidation is approved by all of the funds, American Spectrum will own 34 office, office/warehouse, apartment and shopping center properties. However, American Spectrum does not know which funds will approve the consolidation and the exact makeup of our properties.

Q: What will I receive if I vote in favor of the consolidation and it is approved by my fund?

         A: If you vote in favor of the consolidation and the consolidation is approved by your fund and a minimum number of the other funds, you will receive shares of American Spectrum's common stock in exchange for the units of limited partnership interest that you own in your fund.

Q:       Why is American Spectrum proposing the consolidation?

         A. American Spectrum and your general partners believe that the consolidation is the best way for limited partners to achieve liquidity and maximize the value of their investment in the funds. Your general partners believe that a consolidation is better for limited partners than other alternatives including liquidation of your fund and distribution of the net proceeds. The American Spectrum shares will be listed for trading on the American Stock Exchange or another national securities exchange. There is no active trading market for the limited partnership units in your fund. In addition, limited partners will participate in future growth of American Spectrum. Limited partners will also receive distributions on your American Spectrum shares.

Q: How many American Spectrum shares will I receive if my fund is acquired by American Spectrum?


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         A: The number of American Spectrum shares that will be allocated to each fund in the consolidation is set forth in the chart on page 11 under the caption "Summary--The Consolidation--American Spectrum Shares Allocated to the Funds." You will receive your proportion of the shares allocated to your fund.


Q: If my fund consolidates with American Spectrum, may I choose to receive something other than American Spectrum shares?

         A: Yes, subject to the limitations described below. If you vote "Against" the consolidation, but your fund is nevertheless consolidated with American Spectrum, you may elect to receive notes due on the eighth anniversary of the closing of the consolidation. The principal amount of the notes will be based on the estimated liquidation value of your fund. The notes will bear interest at a fixed rate equal to 5.92%. The interest rate is equal to 120% of the applicable federal rate for August, 2001. The notes will be prepayable by American Spectrum at any time. You may only receive the notes if you vote "Against" the consolidation and you elect to receive notes on your consent form if the consolidation is approved.

Q: Who can vote on the consolidation? What vote is required to approve the consolidation?

         A: Limited partners of each fund who are limited partners at the close of business on the record date of July 31, 2001 are entitled to vote "For" or "Against" the proposed consolidation.

         Limited partners holding units constituting greater than 50% of the outstanding units of a fund must approve the consolidation. In addition, for a fund to participate in the consolidation, limited partners holding more than 50% of the outstanding units must vote to approve the proposed amendments to the fund's agreement of limited partnership. Approval by the required vote of your fund's limited partners in favor of the consolidation and the proposed amendments to your fund's agreement of limited partnership will be binding on you even if you vote "Against" the consolidation.

Q:       How do I vote?

         A: Simply indicate on the enclosed consent form how you want to vote, then sign and mail it in the enclosed return envelope as soon as possible so that your units may be voted "For" or "Against" the consolidation of your fund with American Spectrum and the proposed amendments to your fund's agreement of limited partnership. If you sign and send in your consent form and do not indicate how you want to vote, your consent will be counted as a vote in favor of the consolidation. If you do not vote or you indicate on your consent form that you abstain, it will count as a vote "Against" the consolidation. If you vote "For" the consolidation, you will effectively preclude other alternatives, such as liquidation of your fund.

Q:       Can I change my vote after I mail my consent form?

         A: Yes, you can change your vote at any time before consents from limited partners equal to more than 50% of the required vote are received by your fund and the fund makes a public announcement or files a Form 8-K with respect to receipt of the required vote. You can do this in two ways: you can send American Spectrum a written statement that you would like to revoke your consent, or you can send American Spectrum a new consent form. Any revocation or new consent form should be sent to Mellon Investor Services LLC, our vote tabulator.

Q: In addition to this consent solicitation, I received a supplement. What is the difference between the consent solicitation and the supplement?


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         A: The purpose of this consent solicitation is to describe the consolidation generally and to provide you with a summary of the investment considerations generic to all of the funds. The purpose of the supplement is to describe the investment considerations particular to your fund.

         After you read this consent solicitation, American Spectrum urges you to read the supplement. The supplement contains information unique to your fund. This information is material in your decision whether to vote "For" or "Against" the consolidation.

Q:       When do you expect the consolidation to be completed?

         A: American Spectrum plans to complete the consolidation as soon as possible after the receipt of your approval and the approval of the other limited partners of the funds. It is expected that the consolidation will be consummated in the fourth quarter of 2001, and American Spectrum has required that it be completed no later than June 30, 2002. Your consent form must be received by October 15, 2001, unless American Spectrum extends the solicitation period. American Spectrum reserves the right to extend the solicitation period for a particular fund even if a quorum has been obtained under the fund's partnership agreement. American Spectrum may extend the solicitation period if American Spectrum has not received sufficient consents to approve the consolidation.

         Your general partners urge you to read carefully the description of the consolidation in the accompanying consent solicitation statement and supplement. Although there are risks associated with the consolidation, your general partners believe that the consolidation is the best way to maximize the value of your investment. Your general partners believe that the consolidation will provide you with increased liquidity, growth potential and regular and increasing distributions. If you have any questions or need help on how to complete the enclosed consent form, please call Mackenzie Partners, Inc., the information agent for the consolidation, at (800) 322-2885.

                                                 Sincerely,

                                                 AMERICAN SPECTRUM REALTY, INC.